UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

NewLead Holdings Ltd.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G64626115

(CUSIP Number)

Gerald Jaeger
Chief Financial Officer
S. Goldman Advisors, LLC
825 Third Avenue, 34th Floor
New York, NY 10022
(212) 404-5732

with a copy to:

John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G64626115	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S. Goldman Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,167 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,167 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) BD

(1)  Consists of (i) 416,667 shares that may be acquired upon exercise of warrants pursuant to that certain Amended and Restated Warrant, dated September 30, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC, and (ii) 112,500 shares that may be acquired upon exercise of warrants to be issued to S. Goldman Advisors, LLC.  See Items 5 and 6.

(2)  The calculation of the percentage is based on there being 7,327,934 shares outstanding as of December 17, 2010, as disclosed in NewLead Holdings Ltd.’s Form 6-K, filed December 17, 2010.

SCHEDULE 13D
CUSIP No. G64626115	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Sheldon M. Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 127,066
	8	SHARED VOTING POWER 529,167 (1)
	9	SOLE DISPOSITIVE POWER 127,066
	10	SHARED DISPOSITIVE POWER 529,167 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,233 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Consists of (i) 416,667 shares that may be acquired upon exercise of warrants pursuant to that certain Amended and Restated Warrant, dated September 30, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC, and (ii) 112,500 shares that may be acquired upon exercise of warrants to be issued to S. Goldman Advisors, LLC.  See Items 5 and 6.

(2)  The calculation of the percentage is based on there being 7,327,934 shares outstanding as of December 17, 2010, as disclosed in NewLead Holdings Ltd.’s Form 6-K, filed December 17, 2010.

EXPLANATORY NOTE
The purpose of this Amendment No. 1 (the “Amendment”) to Schedule 13D is to amend and restate in its entirety the Schedule 13D filed by the Reporting Persons on October 22, 2009.

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of NewLead Holdings Ltd., a Bermuda company formerly named Aries Maritime Transport Limited (the “Issuer”).  The principal executive offices of the Issuer are located at 83 Akti Miaouli & Flessa Str., Piraeus 185 38 Greece.  On August 3, 2010, the Issuer effected a 1 for 12 reverse split of its common stock to consolidate every 12 shares of such common stock of the Issuer into one share of Common Stock, par value $0.01 per share (the “Reverse Split”).  The common stock, par value $0.01 per share, of the Issuer as outstanding prior to the Reverse Split is referred to in this Statement as the Pre-Split Common Stock.

Item 2.  Identity and Background.

(a)           This Statement is being filed on behalf of S. Goldman Advisors, LLC, a Delaware limited liability company (“Goldman Advisors”), and its sole member, Mr. Sheldon M. Goldman (together, the “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

(b)           The principal business address of each of the Reporting Persons is 825 Third Avenue, 34th Floor, New York, NY, 10022.

(c)           Goldman Advisors provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and debt private placements, as well as to underwriting for debt and equity securities.  Mr. Goldman is the sole member and Senior Managing Director of Goldman Advisors.

(d)           During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Goldman Advisors is a Delaware limited liability.  Mr. Goldman is a citizen of the United States of America.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement, dated as of December 23, 2010, a copy of which is attached to this Statement as Exhibit 99.1 and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Financial Advisory Engagement Letter, dated as of June 24, 2009 (the “Grandunion Engagement Letter”), between Grandunion Inc. (“Grandunion”) and Goldman Advisors, Grandunion agreed to issue, or cause the Issuer to issue, to Goldman Advisors or its designees 2,500,000 shares of Pre-Split Common Stock (the “Pre-Split Shares”) and 5,000,000 warrants for an equal number of shares of Pre-Split Common Stock (the “2009 Warrants”).  The Pre-Split Shares and 2009 Warrants were issued as compensation to Goldman Advisors for financial advisory services provided to Grandunion in connection with Grandunion’s acquisition of 18,977,778 shares of Pre-Split Common Stock on October 13, 2009 as described in a Schedule 13D/A (the “Grandunion Schedule 13D”) filed by Grandunion on October 22, 2009 (the “Grandunion Transaction”).  As a result of the consummation of the Grandunion Transaction on October 13, 2009, Goldman Advisors became entitled to receive the Pre-Split Shares and 2009 Warrants.  The Pre-Split Shares and 2009 Warrants were issued to Goldman Advisors in January 2010.

Pursuant to the terms of a Financial Advisory Engagement Letter, dated as of December 1, 2009 (the “NewLead Engagement Letter”), between the Issuer and Goldman Advisors, the Issuer agreed to issue to Goldman Advisors or its designees 1,350,000 warrants for an equal number of shares of Pre-Split Common Stock with an exercise price of $.25 per share of Pre-Split Common Stock (the “2010 Warrants”).  The 2010 Warrants are to be issued as compensation to Goldman Advisors for financial advisory services provided to the Issuer in connection with the Issuer’s acquisition of six vessels from Grandunion as described on the Issuer’s Form 6-K filed on April 26, 2010 (the “Vessel Acquisition”), although the 2010 Warrants have not been issued to Goldman Advisors as of the date hereof.

As a result of the Reverse Split, on August 6, 2010, Goldman Advisors’ shares of Pre-Split Common Stock became 208,316 shares of Common Stock, the 2009 Warrants became warrants to purchase 416,667 shares of Common Stock, and the 2010 Warrants became warrants to purchase 112,500 shares of Common Stock.

Item 4.  Purpose of Transaction.

As described in Item 3, Goldman Advisors acquired the Pre-Split Shares and the 2009 Warrants as compensation under the Grandunion Engagement Letter in connection with the consummation of the Grandunion Transaction and will acquire the 2010 Warrants as compensation under the NewLead Engagement Letter in connection with the Vessel Acquisition.

As a result of the Grandunion Transaction, and as described in the Grandunion Schedule 13D, Grandunion obtained control of the Issuer.  As also described in the Grandunion Schedule 13D, Focus Maritime Corp., an affiliate of Grandunion (“Focus”), acquired $144,900,000 in aggregate principal amount of the Issuer’s 7% convertible senior notes due 2015 (the “Senior Notes”), which were originally convertible into an aggregate of approximately 193,200,000 shares of Pre-Split Common Stock at a price of $0.75 per share.  Based upon information contained in the Issuer’s Form 6-K, dated December 22, 2010, $124,900,000 in aggregate principal amount of the Senior Notes remained outstanding as of September 30, 2010, convertible into approximately 13,877,778 shares of Common Stock (after giving effect to the Reverse Split,  and taking into account the revised conversion price of $9.00 per share).  Except for the Grandunion Engagement Letter, the Reporting Persons are not party to any agreements, arrangements or understandings with Grandunion or any other person relating to the Grandunion Transaction.

Except for the NewLead Engagement Letter, the Reporting Persons are not party to any agreements, arrangements or understandings with the Issuer or any other person relating to the Vessel Acquisition.

On or about July 9, 2010, Goldman Advisors sold 200 shares of Pre-Split Common Stock on the open-market at a sale price of $0.74 per share.  This sale reduced the total number of shares of Pre-Split Common Stock owned by Goldman Advisors to 2,499,800 shares.

As a result of the Reverse Split, on August 6, 2010, Goldman Advisors’ shares of Pre-Split Common Stock became 208,316 shares of Common Stock, the 2009 Warrants became warrants to purchase 416,667 shares of Common Stock, and the 2010 Warrants became warrants to purchase 112,500 shares of Common Stock.

On September 30, 2010, Goldman Advisors and the Issuer negotiated a forfeiture of certain of Goldman Advisors’ rights under the 2009 Warrants and in exchange for a payment, the parties entered into an Amended and Restated Warrant, dated as of September 30, 2010 which amended and restated the original 2009 Warrant.

On December 20, 2010, Goldman Advisors began the process of disposing of 208,316 shares of Common Stock by distributing such Shares to its employees as compensation for services rendered to Goldman Advisors.  127,066 of such shares of Common Stock (the “SMG Shares”) are being distributed to Sheldon M. Goldman.  For so long as each recipient employee remains employed by Goldman Advisors, such employee’s ability to effect transactions in the Common Stock will be subject to the generally applicable policies of Goldman Advisors regarding trading in the securities of clients of the firm and other parties, about which Goldman Advisors or its employees may be in possession of material non-public information.  Goldman Advisors is in final stages of completing these distributions.  This Statement assumes the completion of these transfers.

Any determination as to the disposition of the SMG Shares, the 2009 Warrants and the 2010 Warrants, once they are issued, and/or the underlying shares of Common Stock will depend on, among other things, general economic, stock market and business conditions.  The Reporting Persons intend to review continuously their position in the Issuer.  Any such disposition may be made pursuant to registration statements to be filed by the Issuer under the registration rights agreement described in Item 6, Rule 144, when available, or transactions exempt from registration under the Securities Act of 1933, as amended.

In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

Goldman Advisors acts as financial advisor to the Issuer from time to time.  From time to time, as financial advisor, Goldman Advisors may participate in discussions with the Issuer or third parties regarding changes in the operations, management or capital structure of the Issuer, including matters that relate to or that might result in any of the transactions or actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  In addition, Goldman Advisors may assist Focus in selling all or a portion of the Senior Notes described above.

Except as set forth in this Item 4 (including the matters set forth in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the transactions or actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right, in light of its continuing analysis as described above and its ongoing evaluation of the business prospects of the Issuer, general economic and business conditions, stock market conditions and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

(a)           Goldman Advisors, in the aggregate, beneficially owns 529,167 shares of Common Stock, consisting of (i) 416,667 shares of Common Stock that may be acquired upon exercise of the 2009 Warrants and (ii) 112,500 shares of Common Stock issuable upon exercise of the 2010 Warrants to be issued to Goldman Advisors, which shares together represent in the aggregate approximately 6.7% of the 7,327,934 shares outstanding as of December 17, 2010, as disclosed in NewLead Holdings Ltd.’s Form 6-K, filed December 17, 2010, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.   If the remaining $124,900,000 in aggregate principal amount of the outstanding Senior Notes were converted into Common Stock, such percentage would be approximately 2.4%.

Sheldon M. Goldman, in the aggregate, beneficially owns 656,233 shares of Common Stock, consisting of (i) 416,667 shares of Common Stock that may be acquired upon exercise of the 2009 Warrants, (ii) 112,500 shares of Common Stock issuable upon exercise of the 2010 Warrants to be issued to Goldman Advisors, and (iii) the 127,066 SMG Shares held outright by Sheldon M. Goldman, which shares together represent in the aggregate approximately 8.4% of the 7,327,934 shares outstanding as of December 17, 2010, as disclosed in NewLead Holdings Ltd.’s Form 6-K, filed December 17, 2010, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.  If the remaining $124,900,000 in aggregate principal amount of the outstanding Senior Notes were converted into Common Stock, such percentage would be approximately 3.0%.

(b)           By virtue of the relationship reported under Item 2, the Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 529,167 shares of Common Stock beneficially owned by Goldman Advisors as described above.  Sheldon M. Goldman has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 127,066 SMG Shares.

(c)           None, except for the employee distributions by Goldman Advisors described in Item 4 which are incorporated in this Item 5 by reference and as otherwise described in this Statement.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Grandunion Engagement Letter, Goldman Advisors acted as financial advisor to Grandunion in connection with the Grandunion Transaction and received the Pre-Split Shares and 2009 Warrants as compensation for the provision of such financial advisory services.  The 2009 Warrants are exercisable in whole or in part from time to time through and including January 2, 2016 at an exercise price of $24.00 per share (taking into account adjustment as a result of the Reverse Split and such amount to be payable by cashless net exercise), contain customary anti-dilution provisions, and are freely transferable.  In accordance with the terms of the Grandunion Engagement Letter, Grandunion agreed to cause the Issuer to enter into a registration rights agreement with Goldman Advisors or its designees on terms and conditions no less favorable to the holders of the shares of Common Stock issued to Goldman Advisors and the 2009 Warrants as the terms and conditions of the registration or similar rights granted in connection with the issuance of the Senior Notes on October 13, 2009.  The Issuer and Goldman Advisors entered into a Registration Rights Agreement, dated as of January 2, 2010, a copy of which is attached to this Statement as Exhibit 99.2 and incorporated herein by reference.

Goldman Advisors has no further obligations to Grandunion under the Grandunion Engagement Letter.  However, Goldman Advisors may advise and assist Focus in selling all or a portion of the Senior Notes currently owned by it, in which case Goldman Advisors may enter into a financial advisory agreement with Focus relating to the sale of such Senior Notes.

Pursuant to the NewLead Engagement Letter, Goldman Advisors acted as financial advisor to the Issuer in connection with the Vessel Acquisition and will receive the 2010 Warrants as compensation for the provision of such financial advisory services.  The 2010 Warrants have not yet been issued to Goldman Advisors or its designees, and Goldman Advisors is in discussions regarding the issuance thereof.  As contemplated by the NewLead Engagement Letter, the 2010 Warrants shall be in a form substantially similar to the 2009 Warrants, are to be exercisable in whole or in part from time to time for ten years from the date of their issuance at an exercise price of $3.00 per share (taking into account adjustment as a result of the Reverse Split and such amount to be payable by cashless net exercise), and are to be freely transferable.  Pursuant to the NewLead Engagement Letter, the Issuer has agreed to register the shares underlying the 2010 Warrants at an appropriate time, such that, the holders of the shares underlying the 2010 Warrants will be able to resell publicly such securities.

Goldman Advisors acts as financial advisors to the Issuer from time to time.  The Issuer may agree to issue additional Common Stock or warrants to acquire additional Common Stock to Goldman Advisors in the future as compensation for services rendered.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of December 23, 2010, by and between S. Goldman Advisors, LLC and Sheldon M. Goldman.

Exhibit 99.2	Registration Rights Agreement, dated as of January 2, 2010, by and between NewLead Holdings Ltd. and S. Goldman Advisors, LLC.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010

S. Goldman Advisors, LLC

By:	/s/ Sheldon M. Goldman
	Name:	Sheldon M. Goldman
	Title:	Senior Managing Director

/s/ Sheldon M. Goldman
Sheldon M. Goldman